

GLOBAL LINKS CORP

3571 E Sunset Road, Las Vegas, NV 89120 Phone 702-436-7007 Fax 702-436-7008

February 5, 2007

Ms. Cicely LaMothe
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Global Links Corp.
Form 10-KSB for the year ended December 31, 2005
File No. 0-29987
Filed August 17, 2006

Dear Ms. LaMothe:

I am in receipt of your letter dated January 23, 2007. I truly apologize for the oversight of not responding to the original letter dated October 31, 2006. I contacted our auditor upon receipt of the previous letter and must have confused that contact with responding to your letter.

Global Links Corp. has recently filed a Form 15 to become a non-reporting pink sheet company. This was done primarily to ease the tremendous financial burden to the company from the past two years of audits and reporting.

I am still working with our auditor to clean up the reports that have been filed, and to file the revisions to the 2004 10-KSB reports. Our auditor has been paid for all of this work, and unfortunately it has been quite a struggle to get the work completed. I hope to be able to have all of these items addressed and filed within the next 60 days.

I will be traveling this week and will not be back in my office until Monday, February 12, 2007. Should you wish to contact me, you can reach me on my cell phone (702) 232-8273.

Thank you for help in this matter.

Sincerely,

Frank J Dobrucki
President/CEO
Global Links Corp.
3571 E Sunset Road
Las Vegas. NV 89120
(702) 436-7007 Phone
(702) 436-7008 Fax
Email: fdobrucki@globallinkscorp.com
Website: www.globallinkscorp.com

Cc: Mr. Jorge L. Bonilla